SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NexPoint Real Estate Strategies Fund

(Name of Issuer)

Class Z Shares of Beneficial Interest

(Title of Class of Securities)

65342M309

(CUSIP NUMBER)

Jason Post, Chief Compliance Officer

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65342M309	13D/A	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,473.84
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,473.84
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,473.84
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65342M309	13D/A	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 200,967.0570
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200,967.0570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,967.0570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65342M309	13D/A	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,271.4660
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 144,271.4660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,271.4660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 2 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), James D. Dondero and Nancy Marie Dondero (collectively, the “Reporting Persons”) relating to the Class Z Shares of Beneficial Interests (the “Shares”), of NexPoint Real Estate Strategies Fund, a Delaware statutory trust (the “Issuer”), held by the Reporting Persons and certain related or other entities.

James D. Dondero is the President of Strand Advisors, Inc., a Delaware corporation (“Strand”), and controls NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”). Strand is the general partner of Highland Capital. NexPoint GP is the general partner of NexPoint Advisors, L.P., a Delaware limited partnership and the investment advisor to the Issuer (“NexPoint”). Nancy Marie Dondero is the trustee of a trust (the “Trust”). This Schedule 13D relates to Shares of the Issuer held by (i) Highland Capital, (ii) NexPoint and (iii) the Trust.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant and amends the Schedule 13D filed with the United States Securities and Exchange Commission on August 17, 2016, as subsequently amended on November 21, 2016. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds

As of August 15, 2017, the Reporting Persons had invested approximately $5,961,986.51 (inclusive of brokerage commissions) in the securities of the Issuer. The source of these funds was the working capital and/or affiliated funds of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

(a) As of August 15, 2017, (i) Highland Capital may be deemed to beneficially own 51,473.84 Shares, which represents approximately 14.3% of the outstanding Shares; (ii) James D. Dondero may be deemed to beneficially own 200,967.0570 Shares, which represents approximately 56.0% of the outstanding Shares; and (iii) Nancy Marie Dondero, in her capacity of trustee of the Trust, may be deemed to beneficially own 144,271.4660 Shares, which represents approximately 40.2% of the outstanding Shares. James D. Dondero has the right to acquire beneficial ownership of the 144,271.4660 Shares owned by the Trust.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.[1]	51,473.84	0	51,473.84	0
James D. Dondero[2]	0	200,967.0570	0	200,967.0570
Nancy Marie Dondero[3]	144,271.4660	0	144,271.4660	0

[1]	These Shares are held directly by Highland Capital. Mr. Dondero is the President and the director of Strand, the general partner of Highland Capital, and may be deemed to be an indirect beneficial owner of the Shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such Shares.
[2]	Includes Shares held by Mr. Dondero indirectly through (i) Highland Capital and (ii) NexPoint. Also includes Shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the Trust, for which he does not serve as trustee. Mr. Dondero is the President and the director of Strand, the general partner of Highland Capital, and controls NexPoint GP, the general partner of NexPoint, and may be deemed to be an indirect beneficial owner of the Shares held by Highland Capital and NexPoint. Mr. Dondero disclaims beneficial ownership of such Shares.
[3]	Includes Shares that Ms. Dondero may be deemed to beneficially own as the trustee of the Trust. Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of such Shares.

(c) Annex A attached hereto lists all transactions in the Shares during the past sixty (60) days by the Reporting Persons. The transaction in the Shares was effected in a private sale.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2017

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Shares effected in the last sixty days by the Reporting Person on behalf of the Reporting Person in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 15, 2017.

Date	Effected By	Purchase/Sale	Quantity	Price
8/11/2017	Highland Capital	Private Sale	96,399.616	$20.57

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